









Providing Solutions

2002 Annual Report

Manchester
the answer

Manchester Technologies, Inc. is a single-source solutions provider specializing in hardware and software procurement, custom networking, security, IP telephony, remote management, application development/e-commerce, wireless, display technology, storage, enterprise and Internet solutions. We provide answers to companies' information systems needs by combining comprehensive analysis, design and integration services with a complete line of competitively priced products and peripherals from the industry's leading vendors.



Dear Fellow Shareholders:

I am proud to report to you that despite the economic slowdown and the competitive nature of the industry, Manchester continued to be profitable in fiscal 2002.

There were many challenges in fiscal 2002. Economic activity in general slowed down, and corporate spending in the technology industry in particular declined. In addition, product demand was lower and competition continued to be fierce. The tragic attacks on September 11, 2001 also affected us profoundly. Nevertheless, we achieved some major milestones, consummated two strategic acquisitions and were recognized within the industry for our continuing efforts to be a complete solutions provider for our customers.

Profitable Operations

Revenues for fiscal 2002 were approximately $262 million, a decrease of 7% from fiscal 2001. While we experienced a decline in revenues in fiscal 2002, our gross margins increased to 13.9% of revenues and we had a net profit of approximately $900,000 or $0.12 per diluted share.

The decrease in revenues is primarily a result of lower demand for personal computers and peripherals due to the slowdown in economic activity and the decline in corporate spending in the technology industry in fiscal 2002. This was partially offset by increased sales of display monitors, primarily large screen flat panel displays, by our Electrograph subsidiary. Electrograph, which is a leading distributor of large screen, flat panel, plasma displays in the U.S., continues to have excellent growth. The market for these products continues to grow and Electrograph is a dominant player in that market.



SEIZING THE OPPORTUNITIES IN A *CHALLENGING* MARKET

I am pleased to report that our revenues from service offerings grew by 48% to a record $12 million in fiscal 2002. We continue to focus on providing higher margin services to our customers. Keys to our success include constantly refining the skills of our technical staff. Our technical excellence saves time and money for our customers. We have achieved the highest levels of certification from many of our major manufacturers which allows us to provide our customers with the latest and most efficient solutions.

The Company has embarked on an aggressive plan to limit the growth in our overhead costs and to reduce them wherever possible. We remain focused on continuing to reduce these costs, the benefits of which should be realized in fiscal 2003 and beyond.

Milestones Achieved

In fiscal 2002, we achieved several new milestones. We ranked number 26 on New York *Newsday's* listing of the Largest Public Companies on Long Island. In addition, during fiscal 2002, a listing by KPMG LLP and Hofstra University ranked us as one of the Top 50 Long Island-based firms and *VARBusiness* magazine ranked us as one of the Top 500 Integrators in the nation.

As I mentioned earlier, our technical staff has obtained the highest certifications from the major manufacturers with specializations in areas that our customers demand. We are particularly proud of some of the certifications and specializations that we have recently obtained. In fiscal 2002, Hewlett Packard awarded us the Enterprise Storage Solution Specialization for the entire East Coast. This recognition makes us one of the very few elite resellers in the region to become an Enterprise Storage Solution Specialist. In addition, we achieved Gold Certification from Cisco Systems, Inc. Gold Certified Partners are recognized and rewarded for having some of the industry's best trained network






Manchester

- Commitment to our customers
- Financial strength and stability
- Determination to succeed
- Poised for growth

technicians, who are capable of achieving and demonstrating the highest level of expertise in planning, designing, implementing and supporting Cisco network solutions.

Strategic Acquisitions

During fiscal 2002, we announced two strategic acquisitions that broaden our service and solutions offerings to our customers. On August 29, 2001, the Company acquired all of the outstanding stock of Donovan Consulting Group, Inc., a Delaware corporation headquartered near Atlanta, Georgia. Donovan is a technical services firm that delivers Wireless LAN solutions to customers nationwide. On November 9, 2001, the Company acquired all of the outstanding stock of e.Track Solutions, Inc., a New York corporation headquartered in Pittsford, New York. e.Track is a business and software services firm that delivers business, Internet and information technology solutions to customers nationwide.

As a result of these two acquisitions, we are now able to offer our customers customized solutions across a wider range of the information technology spectrum. We intend to continue to search out and consummate strategic acquisitions that


Manchester

will enable us to offer our customers solutions to all of their information technology needs.

Looking to the Future

I believe that the Company's long-term performance has established that it has the staying power to withstand business and industry cycles and come out as a stronger and more viable company and competitor. While the coming years will undoubtedly continue to present challenges to us and others in our industry, I believe that they will also present us with opportunities to grow and expand our business in ways that up to now we might not have even contemplated. In addition, we are looking at new services, partnership arrangements and strategic alliances, as well as acquisition opportunities, to help us maintain and achieve new growth. Despite current market conditions, the Company remains profitable and, with its healthy cash position and strong balance sheet, it is strategically positioned to seize market opportunities providing the full-service solutions that our customers demand and expect. I'd like to express my gratitude for the continued loyalty, confidence and support of our shareholders, employees, customers, partners, vendors and suppliers. Together we will meet the challenges that the future holds.

Sincerely,

Barry R. Steinberg
President, CEO and Chairman

The selected consolidated financial data presented below are derived from our audited consolidated financial statements. The data should be read in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

	Fiscal Year Ended July 31,				
	2002	2001	2000	1999	1998
	(in thousands, except per share amounts)				
Income Statement Data:					
Revenue	$262,010	$280,278	$300,073	$228,641	$202,530
Cost of revenue	225,602	242,925	260,236	195,423	171,930
Gross profit	36,408	37,353	39,837	33,218	30,600
Selling, general and administrative expenses	35,050	35,485	33,539	29,849	27,414
Income from operations	1,358	1,868	6,298	3,369	3,186
Interest and other income, net	184	767	602	404	546
Provision for income taxes	600	908	2,800	1,590	1,560
Net income	$ 942	$ 1,727	$ 4,100	$ 2,183	$ 2,172
Net income per share:					
Basic	$ 0.12	$ 0.21	$ 0.51	$ 0.27	$ 0.26
Diluted	$ 0.12	$ 0.21	$ 0.50	$ 0.27	$ 0.26
Weighted average shares of common stock outstanding:					
Basic	7,990	8,036	8,108	8,096	8,494
Diluted	7,991	8,058	8,228	8,096	8,499

	July 31,				
	2002	2001	2000	1999	1998
Balance Sheet Data:					
Working capital	$ 30,098	$ 31,972	$ 30,453	$ 27,461	$ 26,112
Total assets	70,661	61,783	74,573	61,778	56,894
Short-term debt	—	—	18	85	82
Shareholders' equity	46,512	45,555	44,263	39,586	37,345

The following discussion and analysis of financial condition and results of operations of the Company should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this report. The following discussion contains certain forward-looking statements within the meaning of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, which statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts, are based on the Company's beliefs and expectations as of the date of this report, and involve risks and uncertainties that could cause actual results to differ materially from the results anticipated in those forward-looking statements. These risks and uncertainties include, but are not limited to, those set forth below and the risk factors described in the Company's other filings from time to time with the Securities and Exchange Commission.

General

We are an integrator and reseller of computer hardware, software and networking products, primarily for commercial customers and a distributor of display technology solutions and plasma display monitors primarily to dealers and system integrators. We offer our customers single-source solutions, customized to their information systems needs, by integrating analysis, design and implementation services with hardware, software, networking products and peripherals from leading vendors. To date, most of our revenues have been derived from product sales. We generally do not develop or sell software products. However, certain computer hardware products sold by us are loaded with prepackaged software products.

Certain Trends and Uncertainties

The computer industry is characterized by a number of potentially adverse business conditions, including pricing pressures, evolving distribution channels, market consolidation and a decline in the rate of growth in sales of personal computers. Heightened price competition among various hardware manufacturers may result in reduced per unit revenue and declining gross profit margins. As a result of the intense price competition within our industry, we have experienced increasing pressure on our gross profit and operating margins with respect to our sale of products. Our inability to compete successfully on the pricing of products sold, or a continuing decline in gross margins on products sold due to adverse industry conditions or competition, may have a material adverse effect on our business, financial condition and results of operations.

An integral part of our strategy is to increase our value-added services revenue. These services generally provide higher operating margins than those associated with the sale of products. This strategy requires us, among other things, to attract and retain highly skilled technical employees in a competitive labor market, provide additional training to our sales representatives and enhance our existing service management system. We cannot predict whether we will be successful in increasing our focus on providing value-added services, and the failure to do so may have a material adverse effect on our business, results of operations and financial condition.

Geographic Issues. Our strategy also includes expanding our presence in the New York metropolitan area by increasing our sales and service capabilities in our New York City office and enlarging our sales, service and training capabilities at our Long Island headquarters, as well as expanding geographically into growing business centers in the eastern half of the United States. We cannot assure you that the expansion of our New York metropolitan area operations will increase profits generated by such operations, that the opening of new offices will prove profitable, or that these expansion plans will not substantially increase future capital expenditures or other expenditures. The failure of this component of our strategy may materially adversely affect our business, results of operations and financial condition.

To date, our revenues have been based primarily upon sales in the New York metropolitan area. Our strategy, encompassing the expansion of service offerings, the expansion of existing offices and the establishment of new regional offices, has challenged and will continue to challenge our senior management and infrastructure. We cannot predict our ability to respond to these challenges. If we fail to effectively manage our planned growth, there may be a material adverse effect on our business, results of operations and financial condition.

On September 11, 2001, the World Trade Center in New York City and the Pentagon in Washington, D.C. were the subjects of terrorist attacks. A significant part of our business is generated from our

New York City and Baltimore/Washington, D.C. offices and revenues for the month of September were adversely impacted with declines in orders and shipments. We cannot predict the impact that these or potential future attacks may have on our business, results of operations and financial condition.

Personnel Issues. The success of our strategy depends in large part upon our ability to attract and retain highly skilled technical personnel and sales representatives, including independent sales representatives, in a very competitive labor market. Our ability to grow our service offerings has been somewhat limited by a shortage of qualified personnel, and we cannot assure you that we will be able to attract and retain such skilled personnel and representatives. The loss of a significant number of our existing technical personnel or sales representatives, difficulty in hiring or retaining additional technical personnel or sales representatives, or reclassification of our sales representatives as employees may have a material adverse effect on our business, results of operations and financial condition.

Competition. The computer industry is characterized by intense competition. We directly compete with local, regional and national systems integrators, value-added resellers and distributors as well as with certain computer manufacturers that market through direct sales forces and/or the Internet. The computer industry has recently experienced a significant amount of consolidation through mergers and acquisitions, and manufacturers of personal computers may increase competition by offering a range of services in addition to their current product and service offerings. In the future, we may face further competition from new market entrants and possible alliances between existing competitors. Moreover, additional suppliers and manufacturers may choose to market products directly to end users through a direct sales force and/or the Internet rather than or in addition to channel distribution, and may also choose to market services, such as repair and configuration services, directly to end users. Some of our competitors have or may have, greater financial, marketing and other resources, and may offer a broader range of products and services, than us. As a result, they may be able to respond more quickly to new or emerging technologies or changes in customer requirements, benefit from greater purchasing economies, offer more aggressive hardware and service pricing or devote greater resources to the promotion of their products and services. We may not be able to compete successfully in the future with these or other current or potential competitors.

Vendor Relationships and Product Availability. Our business is dependent upon our relationships with major manufacturers and distributors in the computer industry. Many aspects of our business are affected by our relationships with major manufacturers, including product availability, pricing and related terms, and reseller authorizations. The increasing demand for personal computers and ancillary equipment has resulted in significant product shortages from time to time, because manufacturers have been unable to produce sufficient quantities of certain products to meet demand. In addition, many manufacturers have adopted "just in time" manufacturing principles that can reduce the immediate availability of a wide range of products at any one time. We cannot predict that manufacturers will maintain an adequate supply of these products to satisfy all the orders of our customers or that, during periods of increased demand, manufacturers will provide products to us, even if available, or at discounts previously offered to us. In addition, we cannot assure you that the pricing and related terms offered by major manufacturers will not adversely change in the future. Our failure to obtain an adequate supply of products, the loss of a major manufacturer, the deterioration of our relationship with a major manufacturer or our inability in the future to develop new relationships with other manufacturers may have a material adverse effect on our business, financial condition and results of operations. On May 3, 2002, the Hewlett-Packard Company and Compaq Computer Corporation merged. Manchester sold the products of both companies and we believe that we had strong relationships with both companies and continue to have a strong relationship with the merged company. While we do not believe that there will be a material adverse effect on our business, financial condition and results of operations as a result of this merger, there can be no assurance that such a material adverse effect will not occur.

Certain manufacturers offer market development funds, cooperative advertising and other promotional programs to systems integrators, distributors and computer resellers. We rely on these funds for many of our advertising and promotional campaigns. In recent years, manufacturers have generally reduced their level of support with respect to these programs, which has required us to increase spending of our own funds to obtain the same level of advertising and promotion. If manufacturers continue to reduce their level of support for these programs, or discontinue them altogether, we would have to further increase our advertising and promotion spending, which may have a material adverse effect on our business, financial condition and results of operations.

Our profitability has been affected by our ability to obtain volume discounts from certain manufacturers, which has been dependent, in part, upon our ability to sell large quantities of products to computer resellers, including value added resellers. Our sales to resellers have been made at profit margins generally less favorable than our sales directly to commercial customers. Our inability to sell products to computer resellers and thereby obtain the desired volume discounts from manufacturers or to expand our sales to commercial customers sufficiently to offset our need to rely on sales to computer resellers may have a material adverse effect on our business, financial condition and results of operations.

Changing Technology; Inventory Risk. The markets for our products and services are characterized by rapidly changing technology and frequent introduction of new hardware and software products and services. This may render many existing products and services non-competitive, less profitable or obsolete. Our continued success will depend on our ability to keep pace with the technological developments of new products and services and to address increasingly sophisticated customer requirements. Our success will also depend upon our abilities to address the technical requirements of our customers arising from new generations of computer technologies, to obtain these new products from present or future suppliers and vendors at reasonable costs, to educate and train our employees as well as our customers with respect to these new products or services and to integrate effectively and efficiently these new products into both our internal systems and systems developed for our customers. We may not be successful in identifying, developing and marketing product and service developments or enhancements in response to these technological changes. Our failure to respond effectively to these technological changes may have a material adverse effect on our business, financial condition and results of operations.

Rapid product improvement and technological change characterize the computer industry. This results in relatively short product life cycles and rapid product obsolescence, which can place inventory at considerable valuation risk. Certain of our suppliers provide price protection to us, which is intended to reduce the risk of inventory devaluation due to price reductions on current products. Certain of our suppliers also provide stock balancing to us pursuant to which we are able to return unsold inventory to a supplier as a partial credit against payment for new products. There are often restrictions on the dollar amount of inventory that we can return at any one time. Price protection and stock balancing may not be available to us in the future, and, even if available, these measures may not provide complete protection against the risk of excess or obsolete inventories. Certain manufacturers have reduced the period for which they provide price protection and stock balancing rights. Although we maintain a sophisticated proprietary inventory management system, we cannot assure you that we will continue to successfully manage our existing and future inventory. Our failure to successfully manage our current or future inventory may have a material adverse effect on our business, financial condition and results of operations.

As a result of the rapid changes which are taking place in computer and networking technologies, product life cycles are short. Accordingly, our product offerings change constantly. Prices of products change, with generally higher prices early in the life cycle of the product and lower prices near the end of the product's life cycle. The computer industry has experienced rapid declines in average selling prices of personal computers and peripherals. In some instances, we have been able to offset these price declines with increases in units shipped. There can be no assurance that average selling prices will not continue to decline or that we will be able to offset declines in average selling prices with increases in units shipped.

Acquisitions. Our strategy envisions that part of our future growth will come from acquisitions consistent with our strategy. There can be no assurance that we will be able to identify suitable acquisition candidates and, once identified, to negotiate successfully their acquisition at a price or on terms and conditions favorable to us, or to integrate the operations of such acquired businesses with our operations. Certain of these acquisitions may be of significant size and may include assets that are outside our geographic territories or are ancillary to our core business strategy.

Quarterly Variations. Our quarterly revenue and operating results have varied significantly in the past and are expected to continue to do so in the future. Quarterly revenue and operating results generally fluctuate as a result of the demand for our products and services, the introduction of new hardware and software technologies with improved features, the introduction of new services by us and our competitors, changes in the level of our operating expenses, competitive conditions and economic conditions. In particular, over the last several years, we have increased certain of our fixed operating expenses, including a significant increase in personnel, as part of our strategy to increase our focus on providing systems integration and other higher margin and value-added services. As a result, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance. In addition, the results of any quarterly period are not necessarily indicative of results to be expected for a full fiscal year.

Microsoft Litigation. Most of the personal computers we sell utilize operating systems developed by Microsoft Corporation. The United States Department of Justice has brought a successful antitrust action against Microsoft, which could delay the introduction and distribution of Microsoft products. The potential unavailability of Microsoft products could have a material adverse effect on our business, results of operations and financial condition.

Information Technology Systems. Our success is dependent in part on the accuracy, proper utilization and continuing development of our information technology systems, including our business application systems, Internet servers and telephony system. The quality and our utilization of the information generated by our information technology systems affects, among other things, our ability to conduct business with our customers, manage our inventory and accounts receivable, purchase, sell, ship and invoice our products efficiently and on a timely basis and maintain cost-efficient operations. While we have taken steps to protect our information technology systems from a variety of threats, including computer viruses and malicious hackers, we cannot guarantee that such steps will be effective. If there is a disruption to or an infiltration of our information technology systems, it could significantly harm our business and results of operations.

Stock Repurchase Program. The Company's Board of Directors has authorized the Company to repurchase up to $1 million of its common stock, which authorization is effective until the first Board of Directors meeting following the close of our 2003 fiscal year, unless earlier terminated by the Board. The extent to which the Company repurchases its stock and the timing of such purchases will depend upon market conditions and other corporate considerations to be evaluated by the Executive Committee of the Board. The repurchase program does not obligate the Company to repurchase any specific number of shares, and repurchases pursuant to the program may be suspended or resumed at any time or from time to time without further notice or announcement. There can be no assurance as to the effect, if any, that the adoption of the repurchase program or the making of repurchases thereunder will have on the market price of our common stock.

E-Commerce

We utilize a website and electronic commerce system. The site, located at www.e-manchester.com allows existing customers, corporate shoppers and others to find product specifications, compare products, check price and availability and place and track orders quickly and easily 24 hours a day, seven days a week. We have made, and expect to continue to make, significant investments and improvements in our e-commerce capabilities. There can be no assurance that we will be successful in enhancing and increasing our business through our expanded Internet presence.

Recent Acquisitions

Donovan Consulting Group, Inc.

On August 29, 2001, the Company acquired all of the outstanding stock of Donovan, a Delaware corporation headquartered near Atlanta, Georgia. Donovan is a technical services firm that delivers Wireless LAN solutions to customers nationwide. The acquisition, which has been accounted for as a purchase, consisted of a cash payment of $1,500,000 plus potential future contingent payments. Contingent payments of up to $1,000,000 may be payable on each of November 2, 2002 and November 2, 2003 based upon Donovan achieving certain agreed-upon increases in revenue and pre-tax earnings. In connection with the acquisition, the Company assumed approximately $435,000 of bank debt and $43,000 of other debt, which were subsequently repaid. Donovan was acquired in order to strengthen the Company's position in the Wireless LAN arena. Donovan allows the Company to offer total Wireless LAN solutions including state-of-the-art products as well as the services necessary to have those products operate optimally.

Operating results of Donovan are included in the consolidated statements of income from the acquisition date. The estimated fair value of tangible assets and liabilities acquired was $497,000 and $869,000, respectively. The excess of the aggregate purchase price over the estimated fair value of the tangible net assets acquired was approximately $1,872,000. The factors that contributed to the determination of the purchase price and the resulting goodwill include the significant growth expected in this area due to the combination of the Company's long history of strong customer relationships, financial strength and stability coupled with Donovan's product offerings and highly skilled technical staff. The $1,872,000 will not be amortized; however, it will be subject to impairment testing in accordance with Statement No. 142, "Goodwill and Other Intangible Assets."

e.Track Solutions, Inc.

On November 9, 2001, the Company acquired all of the outstanding stock of e.Track, a New York corporation headquartered in Pittsford, New York. e.Track is a business and software services firm that delivers business, Internet and information technology solutions to customers nationwide. The acquisition, which has been accounted for as a purchase, consisted of cash payments of $290,000 (including debt assumed and subsequently repaid). e.Track was acquired in order to allow the Company to offer our customers customized software solutions along with the products and services that we have traditionally offered.

Operating results of e.Track are included in the consolidated statements of income from the acquisition date. The estimated fair value of tangible assets and liabilities acquired was $116,000 and $192,000, respectively. The excess of aggregate purchase price over the estimated fair value of the tangible net assets acquired was $291,000. The factors that contributed to the determination of the purchase price and the resulting goodwill include the expectation that the combination of e.Track's highly skilled technical staff, coupled with the Company's financial strength and customer base, will result in significant growth at e.Track going forward. The $291,000 will not be amortized; however, it will be subject to impairment testing in accordance with Statement No. 142, "Goodwill and Other Intangible Assets."

Critical Accounting Policies

Financial Reporting Release No. 60, which was recently released by the Securities and Exchange Commission, encourages all registrants, including the Company, to include a discussion of "critical" accounting policies or methods used in the preparation of financial statements. The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. Note 1 to the consolidated financial statements appearing elsewhere in this report describes the significant accounting policies and methods used in the preparation of the consolidated financial statements. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts, inventory allowances, and goodwill impairments. Actual results could differ from these estimates. The following critical accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of the consolidated financial statements.

The allowance for doubtful accounts is based on our assessment of the collectibility of specific customer accounts and the aging of the accounts receivable. If there is a deterioration of a major customer's credit worthiness or actual defaults are higher than our historical experience, our estimates of the recoverability of amounts due us could be adversely affected.

Inventory purchases and commitments are based upon future demand forecasts. If there is a sudden or significant decrease in demand for our products or there is a higher risk of inventory obsolescence because of rapidly changing technology and customer requirements, we may be required to increase our inventory allowances and our gross margin could be adversely affected.

We perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances. In assessing the recoverability of the Company's goodwill, the Company must make various assumptions regarding estimated future cash flows and other factors in determining the fair values of the respective assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets in future periods. Any such resulting impairment charges could be material to the Company's results of operations.

Results of Operations

The following table sets forth, for the periods indicated, information derived from the Company's consolidated statements of income expressed as a percentage of related revenue or total revenue.

	Percentage of Revenue for the Year Ended July 31,		
	2002	2001	2000
Revenue			
Products	95.3%	97.0%	97.6%
Services	4.7	3.0	2.4
	100.0	100.0	100.0
Cost of revenue			
Products	86.7	87.1	87.2
Services	74.6	71.8	66.0
	86.1	86.7	86.7
Product gross profit	13.3	12.9	12.8
Services gross profit	25.4	28.2	34.0
Gross profit	13.9	13.3	13.3
Selling, general and administrative expenses	13.4	12.6	11.2
Income from operations	0.5	0.7	2.1
Interest and other income, net	0.1	0.2	0.2
Income before income taxes	0.6	0.9	2.3
Provision for income taxes	0.2	0.3	0.9
Net income	0.4%	0.6%	1.4%

Year Ended July 31, 2002 Compared to Year Ended July 31, 2001

Revenue. Revenue decreased by $18.3 million or 7% to $262.0 million for the year ended July 31, 2002 or fiscal 2002 from $280.3 million for the year ended July 31, 2001 or fiscal 2001. Revenue from the sale of products decreased by $22.2 million or 8% while revenue from service offerings increased by $3.9 million or 48%. The decrease in product revenue is primarily a result of lower sales of personal computers and peripherals as a result of the overall slowdown in economic activity in general as well as the decline in corporate spending in the technology industry in particular in fiscal 2002. This was partially offset by increased sales of display monitors, primarily large screen flat panel displays by our Electrograph subsidiary. The increase in service revenue is primarily attributable to the Company's acquisitions of Donovan and e.Track in fiscal 2002 as well as the growth in the sales of services to customers that are delivered by manufacturers or vendors.

Gross Profit. Cost of revenue includes the direct costs of products sold, freight and the personnel costs associated with providing technical services, offset in part by certain market development funds provided by manufacturers. All other operating costs are included in selling, general and administrative expenses. Gross profit decreased by $0.9 million or 3% from $37.4 million in fiscal 2001 to $36.4 million in fiscal 2002. Gross profit from product sales decreased by $1.7 million or 5% while gross profit from service offerings increased by $0.8 million or 33%. As a percentage of revenue, gross profit from the sale of products increased from 12.9% in fiscal 2001 to 13.3% in fiscal 2002 primarily as a result of increased sales of higher margin products, increased volume rebates received from manufacturers and certain large volume product purchases for which the Company received discounts. As a percentage of revenue, gross profit from the sale of services declined from 28.2% in fiscal 2001 to 25.4% in fiscal 2002 due primarily to lower utilization of technical personnel as well as increased sales of lower margin services that are delivered by manufacturers or vendors.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased by $400,000 or 1% from $35.5 million in fiscal 2001 to $35.1 million in fiscal 2002. The decrease is principally due to lower salaries and personnel costs of approximately $400,000 reflecting the cost reduction measures that have been instituted as a result of the overall slowdown in economic activity and the reduction in revenue, decreased bad debt expense of approximately $220,000, lower advertising costs of approximately $240,000 and lower depreciation and amortization costs of $130,000. These decreases were partially offset by higher telephone expenses of approximately $250,000 and increased rent expenses of approximately $220,000 as a result of the Company's acquisitions in fiscal 2002. As a percentage of revenue, selling, general and administrative expenses increased from approximately 12.6% in fiscal 2001 to 13.4% in fiscal 2002.

Interest and Other Income. Interest and other income, net, declined by $583,000 from $767,000 in fiscal 2001 to $184,000 in fiscal 2002. The decrease in fiscal 2002 is a result of lower cash balances available for investment, lower interest rates available in the marketplace and the Company's receipt of insurance proceeds in fiscal 2001 not received in fiscal 2002. In fiscal 2001, the Company received approximately $505,000 of proceeds in connection with a life insurance policy that it carried on a deceased employee, partially offset by approximately $250,000 in compensation benefits paid to the deceased employee's beneficiary principally under the terms of a deferred compensation agreement with the employee.

Provision for Income Taxes. Our effective tax rate increased from 34.5% of pre-tax income in fiscal 2001 to 38.9% of pre-tax income in fiscal 2002. This increase in fiscal 2002 is primarily the result of the Company not having the benefit of the nontaxable life insurance proceeds received in fiscal 2001 (as discussed in Interest and Other Income above).

Year Ended July 31, 2001 Compared to Year Ended July 31, 2000

Revenue. Our revenue decreased to $280.3 million in fiscal 2001 from $300.1 million for the year ended July 31, 2000 or fiscal 2000. The decline in revenue was 16% and 27% in the third and fourth quarters of fiscal 2001, compared to the same quarters a year ago, respectively, reflecting the overall slowdown in economic activity in general as well as the decline in corporate spending in the technology industry in particular. Revenue from product sales decreased by $21.0 million or 7.2% as a result of lower selling prices for personal computers partially offset by a 6% increase in the number of personal computers sold as well as increased revenue from the sales of large screen flat-panel displays by our Electrograph subsidiary. Service revenue increased by $1.2 million or 16.8% due to our continued focus on developing and selling value-added services to our customers including significant growth in the sales of services to customers that are delivered by manufacturers or vendors.

Gross Profit. Cost of revenue includes the direct costs of products sold, freight and the personnel costs associated with providing technical services, offset in part by certain market development funds provided by manufacturers. All other operating costs are included in selling, general and administrative expenses. Gross profit decreased by $2.4 million or 6.2% from $39.8 million in fiscal 2000 to $37.4 million in fiscal 2001. This decrease is primarily the result of the decline in revenue discussed above. As a percentage of revenue, gross profit from the sale of products increased slightly from 12.8% in fiscal 2000 to 12.9% in fiscal 2001. As a percentage of revenue, gross profit from the sale of services declined from 34.0% in fiscal 2000 to 28.2% in fiscal 2001 primarily as a result of increased sales of lower margin services that are delivered by manufacturers or vendors as well as reduced demand for higher margin consulting and network design services.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $1.9 million or 5.8% from $33.5 million in fiscal 2000 to $35.5 million in fiscal 2001. The increase is principally due to higher bad debts and depreciation and amortization costs as well as costs from our Rochester office, which was opened in connection with the acquisitions of Texport and LTG on March 22, 2000. These increases were partially offset by lower commission costs due to the lower revenue discussed above. In addition, selling, general and administrative costs were lower in the third and fourth quarters of fiscal 2001 when compared to the same quarters a year ago, reflecting the cost cutting measures (principally personnel costs) that have been instituted as a result of the reduction in revenue.

Interest and Other Income. Interest and other income, net, declined by $90,000 from $602,000 in fiscal 2000 to $512,000 in fiscal 2001 principally due to lower interest rates earned on short-term investments as well as lower cash balances available for investment. Other income, net in fiscal 2001 consists of approximately $505,000 proceeds received by the Company in connection with a life insurance policy that it carried on a deceased employee, partially offset by approximately $250,000 in compensation benefits paid to the deceased employee's beneficiary principally under the terms of a deferred compensation agreement with the employee.

Provision for Income Taxes. Our effective tax rate decreased from 40.6% of pre-tax income in fiscal 2000 to 34.5% of pre-tax income in fiscal 2001. This decrease is primarily the result of nontaxable life insurance proceeds received in the fourth quarter of fiscal 2001 (as discussed in Interest and Other Income above) partially offset by higher state and local income taxes.

Liquidity and Capital Resources

Our primary sources of cash and cash equivalents in fiscal 2002 have been internally generated working capital from profitable operations.

The Company's working capital at July 31, 2002 and 2001 was approximately $30.1 million and $32.0 million, respectively.

Operations for fiscal 2002, fiscal 2001 and fiscal 2000, after adding back non-cash items, provided cash of approximately $3.7 million, $5.1 million and $5.7 million, respectively. During such years, other changes in working capital provided (used) cash of approximately ($4.4) million, ($4.1) million and $7.6 million, respectively, resulting in cash being provided by (used in) operating activities of approximately ($0.7) million, $0.9 million and $13.2 million, respectively. Our accounts receivable and accounts payable balances, as well as our investment in inventory, can fluctuate significantly from one period to the next due to the receipt of large customer orders or payments or variations in product availability and vendor shipping patterns at any particular date.

Investment activities for fiscal 2002, fiscal 2001 and fiscal 2000 used cash of approximately $4.2 million, $2.0 million and $1.8 million, respectively. These amounts include additions to property and equipment in fiscal 2002, fiscal 2001 and fiscal 2000 of approximately $2.6 million, $2.0 million and $1.7 million, respectively, and the payment for acquisitions, net of cash acquired of approximately $1.6 million and $0.2 million in fiscal 2002 and 2000, respectively.

Financing activities for fiscal 2002, fiscal 2001 and fiscal 2000 used cash of approximately $0.6 million, $0.6 million and $1.0 million, respectively. These amounts include (i) proceeds from the issuance of common stock in connection with the exercise of stock options of approximately $6,000 and $0.4 million, in fiscal 2001 and 2000, respectively; (ii) net repayments of bank loans, capitalized lease obligations and other debt of approximately $0.6 million, $18,000 and $0.7 million in fiscal 2002, 2001 and 2000, respectively; and (iii) the purchase and retirement of the Company's common stock of approximately $0.6 million and $0.7 million in fiscal 2001 and fiscal 2000, respectively.

We have available a line of credit with a financial institution in the aggregate amount of $15.0 million. At July 31, 2002, no amounts were outstanding under this line.

We believe that our current balances in cash and cash equivalents, expected cash flows from operations and available borrowings under the line of credit will be adequate to support current operating levels for the foreseeable future, specifically through at least the end of fiscal 2003. We currently have no material commitments for capital expenditures, other than operating leases that the Company has committed to for its facilities and certain tangible property. Future capital requirements of the Company include those for the growth of working capital items such as accounts receivable and inventory, the purchase of equipment, expansion of facilities, as well as the possible opening of new offices, potential acquisitions and expansion of the Company's service and e-commerce capabilities. In addition, there are no transactions, arrangements and other relationships with unconsolidated entities or other persons that are reasonably likely to affect liquidity or the availability of, or requirements for, capital resources.

The following represents the Company's commitment under operating leases for each of the next five years ended July 31 and thereafter:

	(in thousands)
2003	$1,729
2004	1,663
2005	1,710
2006	1,292
2007	1,175
Thereafter	607
	$8,176

The Company regularly examines opportunities for strategic acquisitions of other companies or lines of business and anticipates that it may issue debt and/or equity securities either as direct consideration for such acquisitions or to raise additional funds to be used (in whole or in part) in payment for acquired securities or assets. The issuance of such securities could be expected to have a dilutive impact on the Company's shareholders, and there can be no assurance as to whether or when any acquired business would contribute positive operating results commensurate with the associated investment.

Impact of Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 establishes an accounting standard requiring the recording of the fair value of liabilities associated with the retirement of long-lived assets in the period in which they are incurred. The Company has adopted the provisions of SFAS 143 effective August 1, 2002. The adoption of SFAS 143 did not have a significant effect on the Company's results of operations or its financial position.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets" ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," while retaining the fundamental recognition and measurement provisions of that statement. SFAS 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset or distributed to owners in a spin-off to be considered held and used until it is disposed of. However, SFAS 144 requires that management consider revising the depreciable life of such long-lived asset. With respect to long-lived assets to be disposed of by sale, SFAS 144 retains the provisions of SFAS No. 121 and, therefore, requires that discontinued operations no longer be measured on a net realizable value basis and that future operating losses associated with such discontinued operations no longer be recognized before they occur. SFAS 144 is effective for all fiscal quarters of fiscal years beginning after December 15, 2001. The Company has adopted the provisions of SFAS 144 as of August 1, 2002. The adoption of SFAS 144 did not have any material impact on the Company's consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Statements No. 4, 44, and 64, Amendment of SFAS No. 13 and Technical Corrections" ("SFAS 145"). SFAS 145 updates, clarifies and simplifies existing accounting pronouncements by rescinding Statement 4, which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Opinion 30 will now be used to classify those gains and losses. Additionally, the Statement requires that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The Company has adopted the provisions of SFAS 145 as of August 1, 2002. The adoption of SFAS 145 did not have any impact on the Company's consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 will spread out the reporting of expenses related to restructurings initiated after 2002, because commitment to a plan to exit an activity or dispose of long-lived assets will no longer be enough to record a liability for the anticipated costs. Instead, companies will record exit and disposal costs when they are "incurred" and can be measured at fair value, and they will subsequently adjust the recorded liability for changes in estimated cash flows. The Company is required to adopt the provisions of SFAS 146 as of January 1, 2003. The Company does not believe that the adoption of this statement will have any impact on the Company's consolidated financial statements as no planned restructuring charges currently exist.

Inflation

We do not believe that inflation has had a material effect on our operations.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Manchester Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of Manchester Technologies, Inc. and subsidiaries as of July 31, 2002 and 2001 and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended July 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Manchester Technologies, Inc. and subsidiaries at July 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended July 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" as of August 1, 2001.

KPMG LLP

Melville, New York
September 25, 2002

CONSOLIDATED BALANCE SHEETS

Manchester Technologies, Inc. and Subsidiaries

	July 31, 2002	July 31, 2001
	(in thousands, except per share amounts)	
Assets		
Current assets:		
Cash and cash equivalents	$ 8,963	$14,493
Accounts receivable, net of allowance for doubtful accounts of $956 and $1,100, respectively	32,561	25,135
Inventory	11,165	7,546
Deferred income taxes	403	459
Prepaid income taxes	426	43
Prepaid expenses and other current assets	526	362
Total current assets	54,044	48,038
Property and equipment, net	7,012	6,300
Goodwill, net	8,311	6,148
Deferred income taxes	803	842
Other assets	491	455
Total assets	$70,661	$61,783
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$23,078	$15,259
Deferred service contract revenue	868	807
Total current liabilities	23,946	16,066
Deferred compensation payable	203	162
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $.01 par value; 5,000 shares authorized, none issued	—	—
Common stock, $.01 par value; 25,000 shares authorized, 7,990 and 7,990 shares issued and outstanding	80	80
Additional paid-in capital	18,942	18,942
Deferred compensation	(23)	(38)
Retained earnings	27,513	26,571
Total shareholders' equity	46,512	45,555
Total liabilities and shareholders' equity	$70,661	$61,783

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Manchester Technologies, Inc. and Subsidiaries

	Years Ended July 31,		
	2002	2001	2000
	(in thousands, except per share amounts)		
Revenue			
Products	$249,768	$271,982	$292,971
Services	12,242	8,296	7,102
	262,010	280,278	300,073
Cost of revenue			
Products	216,471	236,970	255,549
Services	9,131	5,955	4,687
	225,602	242,925	260,236
Gross profit	36,408	37,353	39,837
Selling, general and administrative expenses	35,050	35,485	33,539
Income from operations	1,358	1,868	6,298
Interest and other income, net	184	767	602
Income before provision for income taxes	1,542	2,635	6,900
Provision for income taxes	600	908	2,800
Net income	$ 942	$ 1,727	$ 4,100
Net income per share			
Basic	$ 0.12	$ 0.21	$ 0.51
Diluted	$ 0.12	$ 0.21	$ 0.50
Weighted average shares of common stock and equivalents outstanding			
Basic	7,990	8,036	8,108
Diluted	7,991	8,058	8,228

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Manchester Technologies, Inc. and Subsidiaries

	Years Ended July 31, 2002, 2001 and 2000					
	Common Shares	Par Value	Additional Paid-in Capital	Deferred Compensation	Retained Earnings	Total
				(in thousands)		
Balance July 31, 1999	8,085	$81	$18,799	$(38)	$20,744	$39,586
Purchase and retirement of stock	(151)	(1)	(670)	—	—	(671)
Stock award compensation expense	—	—	—	34	—	34
Deferred compensation	10	—	61	(61)	—	—
Stock issued in connection with exercise of stock options	109	1	413	—	—	414
Stock issued in connection with purchase acquisition	106	1	799	—	—	800
Net income	—	—	—	—	4,100	4,100
Balance July 31, 2000	8,159	82	19,402	(65)	24,844	44,263
Purchase and retirement of stock	(171)	(2)	(619)	—	—	(621)
Stock option commission expense	—	—	10	—	—	10
Stock award compensation expense	—	—	—	27	—	27
Stock issued in connection with exercise of stock options	2	—	6	—	—	6
Tax benefit of stock option plan	—	—	143	—	—	143
Net income	—	—	—	—	1,727	1,727
Balance July 31, 2001	7,990	80	18,942	(38)	26,571	45,555
Stock award compensation expense	—	—	—	15	—	15
Net income	—	—	—	—	942	942
Balance July 31, 2002	**7,990**	**$80**	**$18,942**	**$(23)**	**$27,513**	**$46,512**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Manchester Technologies, Inc. and Subsidiaries

	Years Ended July 31,		
	2002	2001	2000
		(in thousands)	
Cash flows from operating activities:			
Net income	$ 942	$ 1,727	$ 4,100
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	2,012	2,387	2,081
Provision for (recovery of) doubtful accounts	613	832	(366)
Non-cash compensation and commission expense	15	37	34
Deferred income taxes	95	(49)	(154)
Tax benefit from exercise of options	—	143	—
Change in assets and liabilities, net of the effects of acquisitions:			
Accounts receivable	(7,773)	10,057	(264)
Inventory	(3,482)	(749)	1,951
Prepaid income taxes	(383)	592	(620)
Prepaid expenses and other current assets	(92)	176	(177)
Other assets	(88)	(147)	(27)
Accounts payable and accrued expenses	7,298	(14,053)	6,991
Deferred service contract revenue	61	(139)	365
Income taxes payable	—	—	(668)
Deferred compensation payable	41	128	—
Net cash (used in) provided by operating activities	(741)	942	13,246
Cash flows from investing activities:			
Capital expenditures	(2,618)	(1,972)	(1,661)
Payment for acquisitions, net of cash acquired	(1,613)	—	(179)
Net cash used in investing activities	(4,231)	(1,972)	(1,840)
Cash flows from financing activities:			
Net repayments of borrowings from bank	(515)	—	(648)
Payments on capitalized lease obligations	—	—	(85)
Payments on notes payable—other	(43)	(18)	(9)
Issuance of common stock upon exercise of options	—	6	414
Purchase and retirement of common stock	—	(621)	(671)
Net cash used in financing activities	(558)	(633)	(999)
Net increase (decrease) in cash and cash equivalents	(5,530)	(1,663)	10,407
Cash and cash equivalents at beginning of year	14,493	16,156	5,749
Cash and cash equivalents at end of year	$ 8,963	$14,493	$16,156
Cash paid during the year for:			
Interest	$ —	$ —	$ 4
Income taxes	$ 723	$ 365	$ 4,205
Other noncash transactions:			
Common stock issued in connection with acquisitions	$ —	$ —	$ 861

See accompanying notes to consolidated financial statements.

(in thousands, except share and per share data)

(1) Operations and Summary of Significant Accounting Policies

(a) The Company

Manchester Technologies, Inc. and its subsidiaries ("the Company") is a single-source solutions provider specializing in hardware and software procurement, custom networking, storage, enterprise and Internet solutions. The Company offers its customers single-source solutions customized to their information systems needs by integrating its analysis, design and implementation services with hardware, software, networking products and peripherals from leading vendors. The Company operates in a single segment.

Sales of hardware, software and networking products comprise the majority of the Company's revenues. The Company has entered into agreements with certain suppliers and manufacturers that may provide the Company favorable pricing and price protection in the event the vendor reduces its prices.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and balances are eliminated in consolidation.

(c) Cash Equivalents

The Company considers all highly liquid investments with original maturities at the date of purchase of three months or less to be cash equivalents. Cash equivalents of $7,194 and $11,638 at July 31, 2002 and 2001, respectively, consisted of money market mutual funds.

(d) Revenue Recognition

Revenue from product sales is recognized at the time of shipment to the customer. Revenue from services is recognized when the related services are performed. When product sales and services are bundled, revenue is recognized upon delivery of the product and completion of the installation. Service contract fees are recognized as revenue ratably over the period of the applicable contract. Deferred service contract revenue represents the unearned portion of service contract fees. The Company generally does not develop or sell software products. However, certain computer hardware products sold by the Company are loaded with prepackaged software products. The net impact on the Company's financial statements of product returns, primarily for defective products, has been insignificant.

(e) Market Development Funds and Advertising Costs

The Company receives various market development funds including cooperative advertising funds from certain vendors, principally based on volume purchases of products. The Company records such amounts related to volume purchases as purchase discounts which reduce cost of revenue, and other incentives that require specific incremental action on the part of the Company, such as training, advertising or other pre-approved market development activities, as an offset to the related costs included in selling, general and administrative expenses. Total market development funds amounted to $1,118, $229, and $414 for the years ended July 31, 2002, 2001 and 2000, respectively.

The Company expenses all advertising costs as incurred.

(f) Inventory

Inventory, consisting of computer hardware, software and related supplies, is valued at the lower of cost (first-in, first-out) or market value.

(g) Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line and accelerated methods over the economic lives of the assets, generally from five to seven years. Leasehold improvements are amortized over the shorter of the underlying lease term or asset life.

(h) Goodwill

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provision of SFAS No. 142. This pronouncement also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 121.

The Company has adopted the provisions of SFAS Nos. 141 and 142 as of August 1, 2001. The Company has evaluated its existing goodwill that was acquired in prior purchase business combinations and has determined that an adjustment or reclassification to intangible assets at August 1, 2001 was not required in order to conform to the new criteria in SFAS No. 141 for recognition apart from goodwill.

The Company was required to test goodwill for impairment in accordance with the provisions of SFAS No. 142 by January 31, 2002. In accordance with SFAS No. 142, goodwill is allocated to reporting units, which are either the operating segment or one reporting level below the operating segment. The Company determined that its reporting unit for purposes of applying the provisions of SFAS No. 142 was its operating segment. The Company's initial impairment review indicated that there was no impairment as of the date of adoption. Fair value for goodwill was determined based on discounted cash flows.

Accumulated amortization was approximately $1,116 at both July 31, 2002 and 2001. Goodwill amortization for the years ended July 31, 2002, 2001 and 2000 was approximately $0, $386, and $331, respectively. The following table shows the results of operations as if SFAS No. 142 was applied to prior periods:

	For the Years Ended July 31,		
	2002	2001	2000
Net income as reported	$ 942	$1,727	$4,100
Add back: Goodwill amortization	—	386	331
Adjusted net income	$ 942	$2,113	$4,431
Income per share—Basic			
Net income, as reported	$0.12	$ 0.21	$ 0.51
Goodwill amortization	—	0.05	0.04
Adjusted net income	$0.12	$ 0.26	$ 0.55
Income per share—Diluted			
Net income, as reported	$0.12	$ 0.21	$ 0.50
Goodwill amortization	—	0.05	0.04
Adjusted net income	$0.12	$ 0.26	$ 0.54

(i) Income Taxes

Deferred taxes are recognized for the future tax consequences attributable to temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and income tax purposes using enacted rates expected to be in effect when such amounts are realized or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

(j) Net Income Per Share

Basic net income per share has been computed by dividing net income by the weighted average number of common shares outstanding. Diluted net income per share has been computed by dividing net income by the weighted average number of common shares outstanding, plus the assumed exercise of dilutive stock options and warrants, less the number of treasury shares assumed to be purchased from the proceeds of such exercises using the average market price of the Company's common stock during each respective period. Options and warrants representing approximately 887,000, 899,000, and 153,000, shares for the years ended July 31, 2002, 2001 and 2000, respectively, were not included in the computation of diluted EPS because to do so would have been antidilutive. The following table reconciles the denominators of the basic and diluted per share computations. For each year, the numerator is the net income as reported.

	2002		2001		2000	
	Shares	Per Share Amount	Shares	Per Share Amount	Shares	Per Share Amount
Basic EPS	7,990,000	$0.12	8,036,000	$0.21	8,108,000	$0.51
Effect of dilutive options	1,000		22,000		120,000	
Diluted EPS	7,991,000	$0.12	8,058,000	$0.21	8,228,000	$0.50

(k) Accounting for Stock-Based Compensation

The Company records compensation expense for employee stock options if the current market price of the underlying stock exceeds the exercise price on the date of the grant. On August 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has elected not to implement the fair value based accounting method for employee stock options, but has elected to disclose the pro forma net income and net income per share for employee stock option grants made beginning in fiscal 1996 as if such method had been used to account for stock-based compensation cost as described in SFAS No. 123.

(l) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial

(in thousands, except share and per share data)

statements and the reported amounts of revenues and expenses during the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(m) Fair Value of Financial Instruments

The fair values of accounts receivable, prepaid expenses, notes payable, and accounts payable and accrued expenses are estimated to approximate the carrying values at July 31, 2002 due to the short maturities of such instruments.

(n) Reclassifications

Certain prior year amounts have been reclassified to conform to the manner of presentation in the current year.

(2) Property and Equipment

Property and equipment at July 31 consist of the following:

	2002	2001
Furniture and fixtures	$ 2,194	$ 3,088
Machinery and equipment	11,427	8,162
Transportation equipment	671	588
Leasehold improvements	3,204	2,934
	17,496	14,772
Less accumulated depreciation and amortization	10,484	8,472
	$ 7,012	$ 6,300

Depreciation and amortization expense amounted to $2,012, $2,001, and $1,750 for the years ended July 31, 2002, 2001 and 2000, respectively.

(3) Acquisitions

Donovan Consulting Group, Inc.

On August 29, 2001, the Company acquired all of the outstanding stock of Donovan Consulting Group, Inc. ("Donovan"), a Delaware corporation headquartered near Atlanta, Georgia. Donovan is a technical services firm that delivers Wireless LAN solutions to customers nationwide. The acquisition, which has been accounted for as a purchase, consisted of a cash payment of $1,500 plus potential future contingent payments. Contingent payments of up to $1,000 may be payable on each of November 2, 2002 and November 2, 2003 based upon Donovan achieving certain agreed-upon increases in revenue and pre-tax earnings. In connection with the acquisition, the Company assumed approximately $435 of bank debt and $43 of other debt, which were subsequently repaid. Donovan was acquired in order to strengthen the Company's position in the Wireless LAN arena. Donovan allows the Company to offer total Wireless LAN solutions including state-of-the-art products as well as the services necessary to have those products operate optimally.

Operating results of Donovan are included in the consolidated statements of income from the acquisition date. The estimated fair value of tangible assets and liabilities acquired was $497 and $869, respectively. The excess of the aggregate purchase price over the estimated fair value of the tangible net assets acquired was approximately $1,872. The factors that contributed to the determination of the purchase price and the resulting goodwill include the significant growth expected in this area due to the combination of the Company's long history of strong customer relationships, financial strength and stability coupled with Donovan's product offerings and highly skilled technical staff. The $1,872 will not be amortized; however, it will be subject to impairment testing in accordance with Statement No. 142, "Goodwill and Other Intangible Assets."

The presentation of supplemental pro forma financial information is deemed immaterial.

e.Track Solutions, Inc.

On November 9, 2001, the Company acquired all of the outstanding stock of e.Track Solutions, Inc. ("e.Track"), a New York corporation headquartered in Pittsford, New York. e.Track is a business and software services firm that delivers business, Internet and information technology solutions to customers nationwide. The acquisition, which has been accounted for as a purchase, consisted of cash payments of $290 (including debt assumed and subsequently repaid). e.Track was acquired in order to allow the Company to offer our customers customized software solutions along with the products and services that we have traditionally offered.

Operating results of e.Track are included in the consolidated statements of income from the acquisition date. The estimated fair value of tangible assets and liabilities acquired was $116 and $192, respectively. The excess of aggregate purchase price over the estimated fair value of the tangible net assets acquired was $291. The factors that contributed to the determination of the purchase price and the resulting goodwill include the expectation that the combination of e.Track's highly skilled technical staff, coupled with the Company's financial strength and customer base, will result in significant growth at e.Track going forward. The $291 will not be amortized; however, it will be subject to impairment testing in accordance with Statement No. 142, "Goodwill and Other Intangible Assets."

The presentation of supplemental pro forma financial information is deemed immaterial.

(4) Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	July 31, 2002	July 31, 2001
Accounts payable, trade	$19,785	$11,759
Accrued salaries and wages	1,894	1,974
Customer deposits	554	711
Other accrued expenses	845	815
	$23,078	$15,259

The Company has entered into financing agreements for the purchase of inventory. These agreements are unsecured, generally allow for a 30-day non-interest-bearing payment period and require the Company to maintain, among other things, a certain minimum tangible net worth. In each of the years in the three-year period ended July 31, 2002, the Company has repaid all balances outstanding under these agreements within the non-interest-bearing payment period. Accordingly, amounts outstanding under such agreements of $2,884, $1,719, and $2,645 at July 31, 2002, 2001 and 2000, respectively, are included in accounts payable and accrued expenses. As of July 31, 2002, retained earnings available for dividends amounted to approximately $15,500.

(5) Employee Benefit Plans

The Company maintains a qualified defined contribution plan with a salary deferral provision, commonly referred to as a 401(k) plan. The Company matches 50% of employee contributions up to three percent of employees' compensation. The Company's contribution amounted to $346, $317, and $250, for the years ended July 31, 2002, 2001 and 2000, respectively.

The Company also has two deferred compensation plans that are available to certain eligible key employees. The first plan consists of life insurance policies purchased by the Company for the participants. Upon vesting, which occurs at various times from three to ten years, a participant becomes entitled to have ownership of the policy transferred to him or her at termination of employment with the Company. The second plan consists of a commitment by the Company to pay a monthly benefit to an employee for a period of ten years commencing either ten or fifteen years from such employee's entrance into the plan. The Company has chosen to purchase life insurance policies to provide funding for these benefits. As of July 31, 2002 and 2001, the Company has recorded an asset (included in other assets) of $256 and $129, respectively, representing the cash surrender value of policies owned by the Company and a liability of $203 and $162, respectively, relating to the unvested portion of benefits due under these plans. For the years ended July 31, 2002, 2001 and 2000, the Company recorded an expense of $212, $246, and $92, in connection with these plans. During fiscal 2001, the Company received $505 in connection with a life insurance policy that it carried on an employee who died, which was partially offset by $250 in compensation benefits paid to the deceased employee.

(6) Commitments and Contingencies

Leases

The Company leases most of its executive offices and warehouse facilities from landlords consisting primarily of related parties (Note 9). In addition, the Company is obligated under lease agreements for sales offices and additional warehouse space. Aggregate rent expense under all these leases amounted to $1,973, $1,756, and $1,594 for the years ended July 31, 2002, 2001 and 2000, respectively.

The following represents the Company's commitment under operating leases for each of the next five years ended July 31 and thereafter:

2003	$1,729
2004	1,663
2005	1,710
2006	1,292
2007	1,175
Thereafter	607
	$8,176

(in thousands, except share and per share data)

Litigation

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, based on advice from its legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position or results of operations.

(7) Line of Credit

In July 1998, the Company entered into a revolving credit facility with its banks, which was revised in June 1999 to change participating banks. Under the terms of the facility, the Company may borrow up to a maximum of $15,000. Borrowings under the facility bear interest at variable interest rates based upon several options available to the Company. The facility requires the Company to maintain certain financial ratios and covenants. As of July 31, 2002, there was no balance outstanding under this agreement, which expires on January 31, 2005.

(8) Income Taxes

The provision for income taxes for the years ended July 31, 2002, 2001 and 2000 consists of the following:

	2002	2001	2000
Current			
Federal	$325	$ 728	$2,242
State	180	229	712
	505	957	2,954
Deferred			
Federal	70	(38)	(115)
State	25	(11)	(39)
	95	(49)	(154)
	$600	$ 908	$2,800

The difference between the Company's effective income tax rate and the statutory rate is as follows, for the years ended July 31:

	2002	2001	2000
Income taxes at statutory rate	$524	$ 896	$2,346
State taxes, net of federal benefit	114	144	444
Non-deductible goodwill amortization	—	85	85
Non-taxable life insurance proceeds	—	(172)	—
Other	(38)	(45)	(75)
	$600	$ 908	$2,800

The tax effects of temporary differences that give rise to significant portions of the net deferred tax asset at July 31, 2002 and 2001 were as follows:

	2002	2001
Deferred tax assets (liabilities):		
Allowance for doubtful accounts	$ 383	$ 439
Deferred compensation	554	473
Depreciation	249	409
Other	20	(20)
Net deferred tax asset	$1,206	$1,301

A valuation allowance has not been provided in connection with the deferred tax assets since the Company believes, based upon its long history of profitable operations, that it is more likely than not that such deferred tax assets will be realized.

(9) Related Party Transactions

The Company leases its warehouse and distribution center as well as its corporate offices and certain sales facilities from entities owned or controlled by shareholders, officers, or directors of the Company. The leases generally cover a period of ten years and expire at various times from 2005 through 2008. Lease terms generally include annual increases of five percent. Rent expense for these facilities aggregated approximately $932, $884, and $828 for the years ended July 31, 2002, 2001 and 2000, respectively.

The Company paid legal fees to a law firm in which a director of the Company is a partner. Such fees amounted to approximately $208, $215, and $177, including disbursements, in the fiscal years ended July 31, 2002, 2001 and 2000, respectively.

During fiscal years ended July 31, 2002, 2001 and 2000, the Company received approximately $45, $178, and $273, respectively, in revenue from a company controlled by a director of the Company.

On May 20, 2002, the Company loaned its chief executive officer approximately $965 bearing an interest rate of 2.00%. On May 30, 2002, the Company's chief executive officer repaid $585 of the loan and the remainder of the loan was repaid on July 18, 2002 plus accrued interest.

In the ordinary course of its business dealings with customers and vendors, the Company utilizes a restaurant owned by the chief executive officer and a member of his family for such catering, dining and entertainment services. During the years ended July 31, 2002, 2001 and 2000, the Company paid approximately $109, $64, and $62, respectively, for such services.

(10) Shareholders' Equity

Warrants

In connection with its Initial Public Offering (IPO) in December 1996, the Company issued to the underwriter warrants to purchase an aggregate of 250,000 shares of common stock. The warrants were exercisable at a price of $12 per share and expired in December, 2001.

Stock Option Plan

Under the Company's Amended and Restated 1996 Incentive and Non-Incentive Stock Option Plan as amended, (the "Plan"), which was approved by the Company's shareholders in October 1996, an aggregate of 2,600,000 shares of common stock are reserved for issuance upon exercise of options thereunder. Under the Plan, incentive stock options, as defined in section 422 of the Internal Revenue Code of 1986, as amended, may be granted to employees and non-incentive stock options may be granted to employees, directors and such other persons as the Board of Directors may determine, at exercise prices equal to at least 100% (with respect to incentive stock options) and at least 85% (with respect to non-incentive stock options) of the fair market value of the common stock on the date of grant. In addition to selecting the optionees, the Board of Directors will determine the number of shares of common stock subject to each option, the term of each stock option up to a maximum of ten years (five years for certain employees for incentive stock options), the time or times when the stock option becomes exercisable, and otherwise administer the Plan. Generally, incentive stock options expire three months from the date of the holder's termination of employment with the Company other than by reason of death or disability. Options may be exercised with cash or common stock previously owned for in excess of six months. The following table summarizes stock option activity:

	Exercise Balance	Weighted Average Exercise Price
Balance July 31, 1999	815,100	$3.93
Granted	253,250	$4.37
Exercised	(109,416)	$3.8125
Cancelled	(132,250)	$4.50
Balance July 31, 2000	826,684	$4.00
Granted	123,000	$3.74
Exercised	(1,500)	$3.8125
Cancelled	(49,100)	$4.19
Balance July 31, 2001	899,084	$3.95
Granted	81,800	$2.55
Exercised	—	—
Cancelled	(55,800)	$4.07
Balance July 31, 2002	925,084	$3.81

At July 31, 2002, options with the following ranges of exercise prices were outstanding:

Range of Exercise Prices	Options Outstanding			Options Currently Exercisable	
	Number	Weighted Average Exercise Price	Remaining Life	Number	Weighted Average Exercise Price
$2.30–$3.75	214,800	$2.94	7 Yrs.	135,500	$3.07
$3.76–$4.00	528,334	$3.83	5 Yrs.	461,666	$3.83
$4.01–$5.69	181,950	$4.78	7 Yrs	109,808	$4.76
$2.30–$5.69	925,084	$3.81	6 Yrs.	706,974	$3.83

All options granted expire ten years from the date of grant except for options granted to directors, which expire five years from the date of grant.

The Company has adopted the pro forma disclosure provision of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, the Company does not record compensation cost in the financial statements for its stock options that have an exercise price equal to or greater than the fair market value of the underlying stock on the date of grant. Had compensation cost for the Company's stock option grants been determined based on the fair value at the

(in thousands, except share and per share data)

grant date under SFAS No. 123, the Company's net income and net income per share for the years ended July 31, 2002, 2001 and 2000 would approximate the pro forma amounts below:

	2002	2001	2000
Net income:			
As reported	$ 942	$1,727	$4,100
Pro forma	$ 577	$1,335	$3,813
Basic net income per share:			
As reported	$0.12	$ 0.21	$ 0.51
Pro forma	$0.07	$ 0.17	$ 0.47
Diluted net income per share:			
As reported	$0.12	$ 0.21	$ 0.50
Pro forma	$0.07	$ 0.17	$ 0.46

The pro forma effects on net income and diluted net income per share for 2002, 2001 and 2000 may not be representative of the pro forma effects in future years.

The fair value of options granted was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2002	2001	2000
Expected dividend yield	0%	0%	0%
Expected stock volatility	59%	55%	49%
Risk-free interest rate	3%	5%	5%
Expected option term until exercise (years)	5.00	5.00	5.00

The per share weighted average fair value of stock options granted during fiscal 2002, 2001 and 2000 was $1.79, $2.03, and $2.15, respectively.

Repurchase of Common Stock

During the years ended July 31, 2001 and 2000, the Company repurchased 171,000 and 150,600 shares of its common stock at an aggregate purchase price of $621 and $671, respectively. Such shares were subsequently retired. No shares were repurchased in fiscal 2002.

(11) Major Customers and Vendors and Concentration of Credit Risk

The Company sells and provides services to customers who are located primarily in the eastern United States.

The Company's top five vendors accounted for approximately 15%, 14%, 14%, 14%, and 13%, respectively, of total product purchases for the year ended July 31, 2002. The Company's top four vendors accounted for approximately 19%, 14%, 10%, and 10%, respectively, of total product purchases for the year ended July 31, 2001. The Company's top three vendors accounted for approximately 16%, 14%, and 10%, respectively, of total product purchases for the year ended July 31, 2000.

At July 31, 2002, two customers accounted for 9% and 5%, respectively, of the Company's accounts receivable. No customer accounted for more than 5% of the Company's accounts receivable at July 31, 2001 and 2000. For the fiscal years ended July 31, 2002, 2001 and 2000, no one customer accounted for more than 10% of total revenue.

(12) Impact of Recently Issued Accounting Standards

In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 establishes an accounting standard requiring the recording of the fair value of liabilities associated with the retirement of long-lived assets in the period in which they are incurred. The Company has adopted the provisions of SFAS 143 effective August 1, 2002. The adoption of SFAS 143 did not have a significant effect on the Company's results of operations or its financial position.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets," ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," while retaining the fundamental recognition and measurement provisions of that statement. SFAS 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset or distributed to owners in a spin-off to be considered held and used until it is disposed of. However, SFAS 144 requires that management consider revising the depreciable life of such long-lived asset. With respect to long-lived assets to be disposed of by sale, SFAS 144 retains the provisions of SFAS No. 121 and, therefore, requires that discontinued operations no longer be measured on a net realizable value basis and that future operating losses associated with such discontinued operations no longer be recognized before they occur. SFAS 144 is effective for all fiscal quarters of fiscal years beginning after December 15, 2001. The Company has adopted the provisions of SFAS 144 as of August 1, 2002. The adoption of SFAS 144 did not have any material impact on the Company's consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Statements No. 4, 44, and 64, Amendment of SFAS No. 13 and Technical Corrections" ("SFAS 145"). SFAS 145 updates, clarifies and simplifies existing accounting pronouncements by rescinding Statement 4, which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Opinion 30 will now be used to classify those gains and losses. Additionally, the Statement requires that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The Company has adopted the provisions of SFAS 145 as of August 1, 2002. The adoption of SFAS 145 did not have any impact on the Company's consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 will spread out the reporting of expenses related to restructurings initiated after 2002, because commitment to a plan to exit an activity or dispose of long-lived assets will no longer be enough to record a liability for the anticipated costs. Instead, companies will record exit and disposal costs when they are "incurred" and can be measured at fair value, and they will subsequently adjust the recorded liability for changes in estimated cash flows. The Company is required to adopt the provisions of SFAS 146 as of January 1, 2003. The Company does not believe that the adoption of this statement will have any impact on the Company's consolidated financial statements as no planned restructuring charges currently exist.

(13) Quarterly Results (unaudited)

	Oct. 31	Jan. 31	Apr. 30	July 31	Year
2002					
Revenue	$61,566	$68,099	$65,131	$67,214	$262,010
Gross profit	8,494	10,067	9,041	8,806	36,408
Net income	104	433	364	41	942
Basic earnings per share	0.01	0.05	0.05	0.01	0.12
Diluted earnings per share	0.01	0.05	0.05	0.01	0.12
2001					
Revenue	$81,142	$70,888	$68,598	$59,650	$280,278
Gross profit	9,757	8,917	9,765	8,914	37,353
Net income	638	24	665	400	1,727
Basic earnings per share	0.08	0.00	0.08	0.05	0.21
Diluted earnings per share	0.08	0.00	0.08	0.05	0.21

Basic and diluted earnings per share for each of the quarters are based on the weighted average number of shares outstanding in each period. Therefore, the sum of the quarters in a year may not necessarily equal the year's earnings per share.

Our Common Stock is traded on the Nasdaq National Market®, under the symbol MANC. The following table sets forth the quarterly high and low sale prices for the Common Stock as reported by the Nasdaq National Market.

Fiscal Year 2001	High	Low
First Quarter	$5.625	$3.156
Second Quarter	4.000	2.000
Third Quarter	2.750	1.938
Fourth Quarter	2.850	2.060
Fiscal Year 2002		
First Quarter	$2.800	$2.120
Second Quarter	2.790	2.150
Third Quarter	2.890	2.070
Fourth Quarter	2.740	2.050

On October 15, 2002, the closing sale price for the Company's Common Stock was $1.90 per share. As of October 15, 2002, there were 46 shareholders of record of the Company's Common Stock. The Company believes that there are in excess of 500 beneficial holders of its common stock.

Manchester has never declared or paid any dividends to shareholders. At this time we intend to continue our policy of retaining earnings for the continued development and expansion of our business.

CORPORATE INFORMATION

Manchester Technologies, Inc. and Subsidiaries

The Board of Directors

Barry R. Steinberg
Chairman of the Board and Director

Joel G. Stemple
Director

Joel Rothlein
Director
Partner,
Kressel, Rothlein, Walsh & Roth, LLC

Bert Rudofsky
Director
President,
Bert Rudofsky and Associates, Inc.

Michael E. Russell
Director
Senior Vice President,
Professional Securities Incorporated

Julian Sandler
Director
Chief Executive Officer,
Router-PC, Inc.

Robert Valentine
Director

Corporate Officers

Barry R. Steinberg
President, Chief Executive Officer

Joel G. Stemple
Executive Vice President and Secretary

Elan Yaish
Chief Financial Officer
and Assistant Secretary

Laura Fontana
Vice President Technical Services

Investor Data

Common Stock

The common stock of Manchester began trading on the Nasdaq National Market® on November 20, 1996 under the symbol MANC.

Annual Meeting

The annual meeting of shareholders will be held at 10:15 a.m. on Wednesday, January 22, 2003 at Smithtown Sheraton, 110 Motor Parkway, Smithtown, NY 11788.

Stock Transfer Agent and Registrar

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

General Counsel

Kressel, Rothlein, Walsh & Roth, LLC
684 Broadway
Massapequa, NY 11758

Securities Counsel

Jaspan Schlesinger Hoffman LLP
300 Garden City Plaza
Garden City, NY 11530-3324

Independent Auditors

KPMG LLP
1305 Walt Whitman Road
Melville, NY 11747

Corporate Offices

160 Oser Avenue
Hauppauge, NY 11788
(631) 435-1199
Fax: (631) 435-2113
Internet: www.e-manchester.com

Form 10-K Information

A copy of the Company's annual report on Form 10-K, together with financial statements and schedules, as filed with the Securities and Exchange Commission, will be furnished to any shareholder without charge upon written request to the Company. Requests should be addressed to Elan Yaish, CFO, Manchester Technologies, Inc., 160 Oser Avenue, Hauppauge, New York 11788, email: eyaish@mecnet.com

Investor Relations

Veronica Laskowski
Manchester Technologies, Inc.
160 Oser Avenue
Hauppauge, NY 11788
email: vlaskow@mecnet.com

Designed by Curran & Connors, Inc. / www.curran-connors.com

Manchester Technologies, Inc. and Subsidiaries
160 Oser Avenue • Hauppauge, NY 11788 • (631) 435-1199 • Fax: (631) 435-2113 • Internet: www.e-manchester.com